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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

Two Harbors Investment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90187B101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Advisors, LLC
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,800,181 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 5,800,181 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 5,800,181 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 3.3% (See item 4)
(12)	Type of reporting person* IA

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Multi-Strategy Advisors, LLC
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,226,844 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,226,844 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 2,226,844 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 1.3% (See item 4)
(12)	Type of reporting person* IA

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Multi-Strategy Partners, L.P.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,226,844 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,226,844 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 2,226,844 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 1.3% (See item 4)
(12)	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Multi-Strategy Fund, L.P.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,226,844 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,226,844 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 2,226,844 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 1.3% (See item 4)
(12)	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Multi-Strategy Fund, Ltd.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,226,844 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,226,844 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 2,226,844 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 1.3% (See item 4)
(12)	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox L/S Equity Advisors, LLC
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 52,562 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 52,562 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 52,562 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 0.0% (See item 4)
(12)	Type of reporting person* IA

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox L/S Equity Partners LP
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 52,562 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 52,562 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 52,562 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 0.0% (See item 4)
(12)	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox L/S Equity Fund LP
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 52,562 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 52,562 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 52,562 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 0.0% (See item 4)
(12)	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox L/S Equity Fund Ltd.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 52,562 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 52,562 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 52,562 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 0.0% (See item 4)
(12)	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pandora Select Advisors, LLC
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 623,942 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 623,942 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 623,942 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 0.4% (See item 4)
(12)	Type of reporting person* IA

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pandora Select Partners LP
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 623,942 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 623,942 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 623,942 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 0.4% (See item 4)
(12)	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pandora Select Fund, LP
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 623,942 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 623,942 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 623,942 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 0.4% (See item 4)
(12)	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pandora Select Fund, Ltd
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 623,942 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 623,942 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 623,942 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 0.4% (See item 4)
(12)	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Asymmetric Advisors, LLC
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,831,858 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,831,858 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 2,831,858 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 1.6% (See item 4)
(12)	Type of reporting person* IA

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Asymmetric Partners LP
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,831,858 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,831,858 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 2,831,858 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 1.6% (See item 4)
(12)	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Asymmetric Opportunities Fund, LP
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,831,858 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,831,858 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 2,831,858 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 1.6% (See item 4)
(12)	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Asymmetric Opportunities Fund, Ltd
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,831,858 (See item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,831,858 (See item 4)
(9)	Aggregate amount beneficially owned by each reporting person 2,831,858 (See item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 1.6% (See item 4)
(12)	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

Item 1.

(a)	Name of Issuer

Two Harbors Investment Corporation

(b)	Address of Issuer’s Principal Executive Offices

601 Carlson Parkway, Suite 330

Minneapolis, MN 55305

Item 2.

(a)	Name of Person Filing

This statement is filed by:

(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”);

(ii)	Whitebox Multi-Strategy Advisors, LLC, a Delaware limited liability company (“WMSA”);

(iii)	Whitebox Multi-Strategy Partners, L.P., a British Virgin Islands limited partnership (“WMSP”);

(iv)	Whitebox Multi-Strategy Fund, L.P., a Delaware limited partnership (“WMSFLP”);

(v)	Whitebox Multi-Strategy Fund, Ltd., a British Virgin Islands international business company (“WMSFLTD”);

(vi)	Whitebox L/S Equity Advisors, LLC, a Delaware limited liability company (“WLSEA”);

(vii)	Whitebox L/S Equity Partners, L.P., a British Virgin Islands limited partnership (“WLSEP”);

(viii)	Whitebox L/S Equity Fund, L.P., a Delaware limited partnership (“WLSEFLP”);

(ix)	Whitebox L/S Equity Fund, Ltd., a British Virgin Islands international business company (“WLSEFLTD”);

(x)	Pandora Select Advisors, LLC, a Delaware limited liability company (“PSA”);

(xi)	Pandora Select Partners, L.P., a British Virgin Islands limited partnership (“PSP”);

(xii)	Pandora Select Fund, L.P., a Delaware limited partnership (“PSFLP”);

(xiii)	Pandora Select Fund, Ltd., a British Virgin Islands international business company (“PSFLTD”);

(xiv)	Whitebox Asymmetric Advisors, LLC, a Delaware limited liability company (“WAA”);

(xv)	Whitebox Asymmetric Partners, L.P., a Cayman Islands limited partnership (“WAP”);

(xvi)	Whitebox Asymmetric Opportunities Fund, L.P., a Delaware limited partnership (“WAFLP”);

(xvii)	Whitebox Asymmetric Opportunities Fund, Ltd., a Cayman Islands business company (“WAFLTD”);

(xviii)	HFR RVA Combined Master Trust, a Bermuda limited partnership (“HFR”);

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of WA, WMSA, WMSFLP, WLSEA, WLSEFLP, PSA, PSFLP, WAA, and WAFLP is:

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

The address of the business office of WMSP, WMSFLTD, WLSEP, WLSEFLTD, PSP, and PSFLTS is:

Trident Chambers, P.O. Box 146

Waterfront Drive, Wickhams Cay

Road Town, Tortola, British Virgin Islands

The address of the business office of WAP, and WAFLTD is:

Trident Trust Company (Cayman) Limited

One Capital Place, 4th Floor, P.O. Box 847GT

Grand Cayman, Cayman Islands, B.W.I.

The address of the business office of HFR is:

HFR RVA Combined Master Trust

65 Front Street

Hamilton, HM 11, Bermuda

(c)	Citizenship

WA, WMSA, WMSFLP, WLSEA, WLSEFLP, PSA, PSFLP, WAA, and WAFLP are organized under the laws of the State of Delaware; WMSP, WMSFLTD, WLSEP, WLSEFLTD, PSP, and PSFLTS are organized under the laws of the British Virgin Islands; and WAP, and WAFLTD are organized under the laws of the Cayman Islands; HFR is organized under the laws of Bermuda.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

90187B101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment	Company Act of 1940.

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount Beneficially Owned

WA, acting as an investment adviser to its client, is deemed to be the beneficial owner of 5,800,181 shares of Common Stock of the Company.

WMSA, is deemed to beneficially own 2,226,844 Shares of Common Stock of the company.

WMSP is deemed to beneficially own 2,226,844 shares of Common Stock as a result of its ownership of Warrants and Common Stock of the company

WMSFLP is deemed to beneficially own 2,226,844 shares of Common Stock as a result of its indirect ownership of Warrants and Common Stock of the company

WMSFLTD is deemed to beneficially own 2,226,844 shares of Common Stock as a result of its indirect ownership of Warrants and Common Stock of the company

WLSEA is deemed to beneficially own 52,562 shares of Common Stock of the company.

WLSEP is deemed to beneficially own 52,562 shares of Common Stock as a result of its ownership of Common Stock of the company

WLSEFLP is deemed to beneficially own 52,562 shares of Common Stock as a result of its indirect ownership of Common Stock of the company

WLSEFLTD is deemed to beneficially own 52,562 shares of Common Stock as a result of its indirect ownership Of Common Stock of the company

PSA, is deemed to beneficially own 623,942 Shares of Common Stock of the company.

PSP is deemed to beneficially own 623,942 shares of Common Stock as a result of its ownership of Warrants and Common Stock of the company

PSFLP is deemed to beneficially own 623,942 shares of Common Stock as a result of its indirect ownership of Warrants and Common Stock of the company

PSFLTD is deemed to beneficially own 623,942 shares of Common Stock as a result of its indirect ownership of Warrants and Common Stock of the company

WAA is deemed to beneficially own 2,831,858 Shares of Common Stock of the company.

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

WAP is deemed to beneficially own 2,831,858 shares of Common Stock as a result of its ownership of Warrants and Common Stock of the company

WAFLP is deemed to beneficially own 2,831,858 shares of Common Stock as a result of its indirect ownership of Warrants and Common Stock of the company

WAFLTD is deemed to beneficially own 2,831,858 shares of Common Stock as a result of its indirect ownership of Warrants and Common Stock of the company

HFR, is deemed to beneficially own 64,975 Shares of Common Stock as a result of its ownership of Common Stock of the company

As a result of the relationship described in this statement, each of WA, WMSA, WMSFLP, WMSFLTD, WLSEA, WLSEFLP,WLSEFLTD,PSA, PSFLP, PSFLTD, WAA, WAFLP, and WAFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by each of WMSP, WLSEP, PSP, WAP, and HFR.

WA, WMSA, WMSFLP, WMSFLTD, WLSEA, WLSEFLP,WLSEFLTD, PSA, PSFLP, PSFLTD, WAA, WAFLP, and WAFLTD each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest in such shares.*

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning Of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as

An admission that WA, WMSA, WMSP, WMSFLP, WMSFLTD, WLSEA, WLSEP, WLSEFLP,WLSEFLTD, PSA, PSP, PSFLP, PSFLTD, WAA, WAP, WAFLP, WAFLTD, and HFR are a group, Or have agreed to act as a group.*

(b)	Percent of Class

WA beneficially owns 3.3% of the company’s Common Stock.*

WMSA is deemed to beneficially own 1.3% of the company’s Common Stock

WMSP is deemed to beneficially own 1.3% of the company’s Common Stock

WMSFLP is deemed to beneficially own 1.3% of the company’s Common Stock

WMSFLTD is deemed to beneficially own 1.3% of the company’s Common Stock

WLSEA is deemed to beneficially own 0.0% of the company’s Common Stock

WLSEP is deemed to beneficially own 0.0% of the company’s Common Stock

WLSEFLP is deemed to beneficially own 0.0% of the company’s Common Stock

WLSEFLTD is deemed to beneficially own 0.0% of the company’s Common Stock

PSA is deemed to beneficially own 0.4% of the company’s Common Stock

PSP is deemed to beneficially own 0.4% of the company’s Common Stock

PSFLP is deemed to beneficially own 0.4% of the company’s Common Stock

PSFLTD is deemed to beneficially own 0.4% of the company’s Common Stock

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

WAA is deemed to beneficially own 1.6 % of the company’s Common Stock

WAP is deemed to beneficially own 1.6 % of the company’s Common Stock

WAFLP is deemed to beneficially own 1.6 % of the company’s Common Stock

WAFLTD is deemed to beneficially own 1.6 % of the company’s Common Stock

HFR beneficially owns 0.0 % of the company’s Common Stock.*

The percentage of Common Stock reportedly owned by each entity herein is based on 174,597,000 shares of outstanding Common Stock of the Company, which is the total number of shares issued and outstanding on January 11, 2012.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

WA has shared voting power with respect to 5,800,181 shares of the Issuer’s Common Stock.

WMSA, WMSP, WMSFLP, and WMSFLTD have shared voting power with respect to 2,226,844 Shares of the Company’s Common Stock.

WLSEA, WLSEP, WLSEFLP, and WLSEFLTD have shared voting power with respect to 52,562 Shares of the Company’s Common Stock.

PSA, PSP, PSFLP, and PSFLTD have shared voting power with respect to 623,942 Shares of the Company’s Common Stock.

WAA, WAP, WAFLP, AND WAFLTD have shared voting power with respect to 2,831,858 Shares of the Company’s Common Stock.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

WA has shared voting power with respect to 5,800,181 shares of the Issuer’s Common Stock.

WMSA, WMSP, WMSFLP, and WMSFLTD have shared voting power with respect to 2,226,844 Shares of the Company’s Common Stock.

WLSEA, WLSEP, WLSEFLP, and WLSEFLTD have shared voting power with respect to 52,562 Shares of the Company’s Common Stock.

PSA, PSP, PSFLP, and PSFLTD have shared voting power with respect to 623,942 Shares of the Company’s Common Stock.

WAA, WAP, WAFLP, AND WAFLTD have shared voting power with respect to 2,831,858 Shares of the Company’s Common Stock.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒*.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 2

Item 9.	Notice of Dissolution of Group

Not Applicable

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 90187B101	13G

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/14/12
Date

/s/ Clint B. Semm
Signature

Clint B. Semm as Chief Financial Officer of Whitebox Advisors, LLC.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

fb.us.1260302.03

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)